S

02019127

SO 3/8/2002

RECD S.E.C.

FEB 28 2002

501

SECURITI[illegible] [illegible]CHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51762

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alpha Strategic Management Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Robert H Fasulo
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
P
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert H. Fasulo, swear and affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Strategic Management, Ltd., as of December 31, 2001, are true and correct. I further swear and affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Subscribed and sworn to before me this 27 day of February, 2002

Notary Public

Alyssa D'Amore
Commission # DD 049459
Expires Aug. 13, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

This report contains (check all applicable boxes)

X	(a)	Facing page.
X	(b)	Statement of financial condition.
X	(c)	Statement of income (loss).
X	(d)	Statement of cash flows.
X	(e)	Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
___	(f)	Statement of changes in liabilities subordinated to claims of general creditors.
X	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
___	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
___	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.

___ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1.

___ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

_X_ (l) An oath or affirmation.

___ (m) A copy of the SIPC supplemental report.

___ (n) A report describing any material inadequacies found to exist or found to have existed since the date if the previous audit.

_X_ (o) Independent auditor's report on internal accounting control.

___ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

____

Holyfield & Thomas, LLC
Certified Public Accountants & Advisors
1601 Forum Place, Suite 801 • West Palm Beach, FL 33401-8106
(561) 689-6000 • Fax (561) 689-6001 • www.holyfieldandthomas.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
Alpha Strategic Management, Ltd.
Palm Beach Gardens, Florida

We have audited the accompanying statement of financial position of Alpha Strategic Management, Ltd., a Florida limited partnership, as of December 31, 2001. This financial statement is the responsibility of the Alpha Strategic Management, Ltd.'s management. Our responsibility is to express an opinion on this financial statement based on our audit. The statement of financial position of Alpha Strategic Management, Ltd., as of December 31, 2000, was audited by other auditors whose report dated February 8, 2001, expressed an unqualified opinion on this statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Alpha Strategic Management, Ltd. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Holyfield & Thomas, LLC

West Palm Beach, FL
January 16, 2002

ALPHA STRATEGIC MANAGEMENT, LTD.
(a Florida Limited Partnership)

STATEMENT OF FINANCIAL POSITION

December 31, 2001 and 2000

TABLE OF CONTENTS

	Page
FORM X-17A-5	1
AFFIRMATION OF GENERAL PARTNER	2
INDEPENDENT AUDITOR'S REPORT	3
FINANCIAL STATEMENTS	
Statements of Financial Position	4
Notes to Financial Statements	5-8
REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	9

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

RECEIVED FEB 28 2002

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: ALPHA STRATEGIC MANAGEMENT, LT [0013]

SEC File Number: 8- 51762 [0014]

Address of Principal Place of Business: 3801 PGA BOULEVARD [0020]

PALM BEACH GARDEN [0021] FL [0022] 33410 [0023]

Firm ID: 47313 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Robert Fasulo [0030] Phone: 561-624-9998 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report [ ] [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	338,477 [0200]		338,477 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	1,780 [0600]	1,780 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	153,652 [0424]		
	E. Spot commodities	[0430]		153,652 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			

B. Other securities [0160]				
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	18,324 [0670]	18,324 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	98,099 [0680]	98,099 [0920]
11. Other assets	[0535]	168,916 [0735]	168,916 [0930]
12. **TOTAL ASSETS**	492,129 [0540]	287,119 [0740]	779,248 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders			

[0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. **TOTAL LIABLITIES**	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	779,248 [1794]
E. Total	779,248 [1795]
F. Less capital stock in treasury	

		[1796]
24.	TOTAL OWNERSHIP EQUITY	779,248
		[1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	779,248
		[1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2001 [3932] Period Ending 12/31/2001 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
b.	Commissions on listed option transactions	[3938]
c.	All other securities commissions	[3939]
d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	308,242 [3949]
c.	Total gain (loss)	308,242 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	285,176 [3995]
9.	Total revenue	593,418 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	490,412 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]
a.	Includes interest on accounts subject to	

subordination agreements	[4070]	
14. Regulatory fees and expenses		1,493 [4195]
15. Other expenses		175,589 [4100]
16. Total expenses		667,494 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-74,076 [4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. After Federal income taxes of	[4238]	
20. Extraordinary gains (losses)		[4224]
a. After Federal income taxes of	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		-74,076 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	62,355 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 32746 [4335A]	ABN AMRO INCORPORATED [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 779,248 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 779,248 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 779,248 [3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 287,119 [3540]

   B. Secured demand note deficiency — [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]

   D. Other deductions and/or charges — [3610] — -287,119 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 492,129 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities *commitments*		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		8,253 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-8,253 [3740]
10. Net Capital			483,876 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14.	Excess net capital (line 10 less 13)	383,876 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	483,876 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			853,324 [4240]
	A.	Net income (loss)		-74,076 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			779,248 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

Report for period beginning 01/01/2001 [8005] and ending 12/31/2001 [8006]

SEC File Number: 51762 [8011]

Firm ID: 47313

1. Name of Broker Dealer: ALPHA STRATEGIC MANAGEMENT, LT [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:	[8053]	Phone:	[8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

3.	Respondent conducts a securities business exclusively with registered broker-dealers:	Yes ○	No ●	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	Yes ○	No ●	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	Yes ○	No ●	[8075]
	(b) municipals	Yes ○	No ●	[8076]
	(c) other debt instruments	Yes ○	No ●	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	Yes ○	No ●	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	Yes ○	No ●	[8079]
8.	Respondent carries its own public accounts:	Yes ○	No ●	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) Public customer accounts ____________ [8080]

(b) Omnibus accounts ____________ [8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a) Direct Mail (New York Stock Exchange Members Only) ☐ [8086]

(b) Self Clearing ☐ [8087]

(c) Omnibus ☐ [8088]

(d) Introducing ☐ [8089]

(e) Other ☐ [8090]

(f) Not Applicable ☐ [8091]

12.

(a) Respondent maintains membership(s) on national securities exchange(s): Yes ○ No ◉ [8100]

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1) American ☐ [8120]

(2) Boston ☐ [8121]

(3) CBOE ☐ [8122]

(4) Midwest ☐ [8123]

(5) New York ☐ [8124]

(6) Philadelphia ☐ [8125]

(7) Pacific Coast ☐ [8126]

(8) Other ☐ [8129]

13. Employees:

(a) Number of full-time employees ____________ 10

		[8101]
	(b) Number of full-time employees registered representatives employed by respondent included in 13(a)	9 [8102]
14.	Number of NASDAQ stocks respondent makes market	0 [8103]
15.	Total number of underwriting syndicates respondent was a member	0 [8104]
16.	Number of respondent's public customer transactions:	Actual ( ) Estimate ( )
	(a) equity securities transactions effected on a national securities exchange	[8107]
	(b) equity securities transactions effected other than on a national securities exchange	[8108]
	(c) commodity, bond, option, and other transactions effected on or off a national securities exchange	[8109]
17.	Respondent is a member of the Securities Investor Protection Corporation	Yes (•) No ( ) [8111]
18.	Number of branch officies operated by respondent	0 [8112]
19.	(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	Yes ( ) No (•) [8130]
	(b) Name of parent or affiliate	[8131]
	(c) Type of institution	[8132]
20.	Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes ( ) No (•) [8113]
21.	(a) Respondent is a subsidiary of a registered broker-dealer	Yes ( ) No (•) [8114]
	(b) Name of parent	[8116]
22.	Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes ( ) No (•) [8115]
23.	Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes ( ) No (•) [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding**

years.

24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	[8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0 [8151]

OATH OR AFFIRMATION

I, Robert H. Fasulo, swear and affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Strategic Management, Ltd., as of December 31, 2001, are true and correct. I further swear and affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Compliance Officer
Title

Subscribed and sworn to before
me this 27 day of February, 2002

[signature]
Notary Public

Alyssa D'Amore
Commission # DD 049459
Expires Aug. 13, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

This report contains (check all applicable boxes)

X (a) Facing page.

X (b) Statement of financial condition.

X (c) Statement of income (loss).

X (d) Statement of cash flows.

X (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.

___ (f) Statement of changes in liabilities subordinated to claims of general creditors.

X (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.

___ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.

___ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.

___ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1.

___ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

X (l) An oath or affirmation.

___ (m) A copy of the SIPC supplemental report.

___ (n) A report describing any material inadequacies found to exist or found to have existed since the date if the previous audit.

X (o) Independent auditor's report on internal accounting control.

___ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

Holyfield & Thomas, LLC
Certified Public Accountants & Advisors
1601 Forum Place, Suite 801 • West Palm Beach, FL 33401-8106
(561) 689-6000 • Fax (561) 689-6001 • www.holyfieldandthomas.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
Alpha Strategic Management, Ltd.
Palm Beach Gardens, Florida

We have audited the accompanying statement of financial position of Alpha Strategic Management, Ltd., a Florida limited partnership, as of December 31, 2001. This financial statement is the responsibility of the Alpha Strategic Management, Ltd.'s management. Our responsibility is to express an opinion on this financial statement based on our audit. The statement of financial position of Alpha Strategic Management, Ltd., as of December 31, 2000, was audited by other auditors whose report dated February 8, 2001, expressed an unqualified opinion on this statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Alpha Strategic Management, Ltd. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Holyfield & Thomas, LLC

West Palm Beach, FL
January 16, 2002

ALPHA STRATEGIC MANAGEMENT, LTD.
(a Florida Limited Partnership)

STATEMENTS OF FINANCIAL POSITION

December 31,		**2001**		**2000**
		TOTAL		TOTAL
ASSETS				
Cash	$	388,533	$	400,758
Deposits with clearing broker		103,597		545,191
Property and equipment, net of accumulated depreciation of $83,967 in 2001 and $46,718 in 2000.		98,099		114,871
Other assets		189,020		70,318
Total assets	$	779,249	$	1,131,138
LIABILITIES AND PARTNERS' CAPITAL				
Liabilities:				
Accounts payable	$		$	4,801
Due to affiliates				133,459
Accrued expenses				59,047
Total liabilities				197,307
Partners' capital		779,249		933,831
Total net assets		779,249		933,831
Total liabilities and net assets	$	779,249	$	1,131,138

The accompanying notes are an integral part of these financial statements.

1. *Summary of Significant Accounting Policies*

Organization and Business

Alpha Strategic Management, Ltd. (the Partnership) is a broker/dealer trading primarily in U.S. government and other fixed income securities. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

Property, Equipment and Depreciation

Property and equipment are stated at cost and depreciated over estimated useful lives of three to fifteen years using the straight-line method. Costs of major renewals and improvements that extend useful lives are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

Income Taxes

No provision for federal income taxes has been made since the income of the Partnership is not taxable to the Partnership, but is included in the income tax returns of the partners.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncement

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities". SFAS 133, as amended by SFAS 137 and SFAS 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities and is effective for financial statements with years beginning after June 15, 2000. Management does not believe that this standard will significantly affect the financial statements of the Partnership.

2. *Property and equipment*

Property and equipment at December 31, 2001 consisted of the following:

	Cost	Accumulated Depreciation	Net
Computer equipment	$ 105,512	$ 51,710	$ 53,802
Telephone equipment	15,486	7,652	7,834
Furniture and equipment	38,660	11,563	27,097
Office equipment	11,204	5,157	6,047
Leasehold improvements	11,204	7,885	3,319
	$ 182,066	$ 83,967	$ 98,099

The statement of income for the year ended December 31, 2001 includes $37,249 in depreciation expense.

3. *Introducer Agreement*

The Partnership has entered into an Introducer Agreement with ABN AMRO ("ABN") whereby the Partnership introduces its customer accounts to ABN on a fully disclosed basis and ABN provides clearing, execution and other services relating to the securities transactions effected by the Partnership. As security for the obligations of the Partnership under the Introducer Agreement, the Partnership has deposited $103,597 with ABN, which amount bears interest at the overnight loan rate. Accordingly, the Partnership is subject to credit risk if the clearing broker is unable to repay the balance in the account.

4. *Partnership Agreement*

At December 31, 2001, the Partnership (a Florida Limited Partnership) consists of a general partner, (Alpha Strategic Management, LLC, a Florida Limited Liability Company) and five limited partners. Profit and loss are allocated based on each Partner's pro rata share of ownership.

The term of the Partnership is through December 31, 2048.

5. *Commitments and Contingencies*

Customer Transactions

In the normal course of business, the Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

5. *Commitments and Contingencies, continued*

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Operating Leases

The Partnership leases its premises under an operating lease expiring in April 2005. Rent expense for 2001 was approximately $70,600. Total minimum base rentals under noncancelable operating leases as of December 31, 2001 are:

2002	$	64,761
2003		66,697
2004		68,686
2005		23,119
Total	$	223,263

Profit Sharing Plan

On July 1, 2001, the Partnership terminated its money purchase pension plan and adopted a 401(k) profit sharing plan of an affiliate. The plan covers substantially all employees who meet specific age and service requirements. The profit sharing plan provides for discretionary employer contributions for all eligible employees as well as employee salary deferrals. During the year ended December 31, 2001, the Partnership made no contribution to this plan.

During the year ended December 31, 2000, the Partnership maintained a money purchase pension plan, which provided for mandatory annual contributions of 18.75 percent of eligible employee compensations. Contributions for the year ended December 31, 2000, amounted to approximately $59,000.

Concentrations

The Partnership maintains bank accounts with Bank of America. The accounts are insured up to a maximum account balance of $100,000 by the Federal Deposit Insurance Corporation. Uninsured balances amounted to approximately $288,500 and $300,758 at December 31, 2001 and 2000, respectively. In assessing its risk, the Partnership has policies whereby it only deals with reputable financial institutions.

The Partnership receives a majority of its revenues from an agreement to provide support services for related parties, if this agreement were terminated, it could have negative effects on the continued profitability of the Partnership.

6. *Regulatory Net Capital Requirements*

Pursuant to the Uniform Net Capital Rule of the Securities Exchange Act of 1934, requires the Partnership to maintain minimum net capital, and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Partnership has elected to use the alternative method permitted by the rule in computing minimum net capital. Such method requires that the Partnership maintain minimum net capital equal to the greater of $100,000 or 6 2/3 percent of aggregate indebtedness. Net capital may fluctuate on a daily basis. At December 31, 2001, the Partnership's net capital and net capital requirement are $779,249 and $100,000, respectively. The Partnership's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2001.

7. *Related Party Transactions*

The Partnership has entered into an expense sharing agreement (the "Agreement") with two related entities. Under the Agreement, the Partnership provides personnel, accounting, legal and administrative support to the related entities and is reimbursed for direct and indirect expenses and for employee compensation and benefits. Pursuant to the Agreement, the Partnership was reimbursed $1,301,914 for the year ended December 31, 2001. At December 31, 2001, the Partnership was due a receivable from a related party in the amount of $18,324.

Holyfield & Thomas, LLC
Certified Public Accountants & Advisors
1601 Forum Place, Suite 801 • West Palm Beach, FL 33401-8106
(561) 689-6000 • Fax (561) 689-6001 • www.holyfieldandthomas.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners
Alpha Strategic Management, Ltd.
Palm Beach Gardens, Florida

In planning and performing our audit of the financial statements of Alpha Strategic Management Ltd. (the "Partnership"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of Management, the Commodity Futures Trading Commission, the National Futures Association, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holyfield & Thomas, LLC

West Palm Beach, Florida
January 16, 2002